SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CLICK COMMERCE, INC.
(Name of Subject Company (Issuer))
ITW LEAP CORP.
a wholly owned subsidiary of
ILLINOIS TOOL WORKS INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
18681D 20 8
(CUSIP Number of Class of Securities)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
(847) 724-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$300,151,306	$32,116

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction value assumes the purchase of (i) 12,235,036 outstanding shares of common stock of Click Commerce, Inc., a Delaware corporation (the “Company”), and (ii) 958,428 shares of common stock subject to outstanding options, each at an offer price of $22.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $32,116 Filing Party: Illinois Tool Works Inc. and ITW Leap Corp.
Form or Registration No.: Schedule TO Date Filed: September 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 1 to Schedule TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the Securities and Exchange Commission on September 18, 2006 by Illinois Tool Works Inc., a Delaware corporation (“Parent”) and ITW Leap Corp., a Delaware corporation (“Sub”) and wholly owned subsidiary of Parent, relating to the tender offer (the “Offer”) by Sub to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Company Common Stock”), of Click Commerce, Inc., a Delaware corporation (the “Company”), at a price per share of Company Common Stock equal to $22.75 (the “Offer Price”), net to the seller in cash, without interest.
     The terms and conditions of the offer are described in the Offer to Purchase dated September 18, 2006 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal for tender of Common Shares and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.
Item 4.      Terms of the Transaction.
Summary Term Sheet.
The following new subsection is hereby inserted immediately after the subsection entitled “Merger After Tender Offer” on page 3 of the Offer to Purchase:
“•      Merger Agreement.
Timing and Price. The offer is being made pursuant to an Agreement and Plan of Merger dated as of September 5, 2006, among Click Commerce, Illinois Tool Works and Sub pursuant to which, after completion of the offer and satisfaction or waiver of certain conditions, Sub will be merged with and into Click Commerce and Click Commerce will be the surviving corporation. The offer will expire at 12:00 midnight, New York City time, on October 16, 2006 unless the offer is extended, in which case the expiration date of the offer will be the latest time and date the offer, as extended, expires. The consummation of the merger is expected to occur shortly after the expiration of the offer. On the effective date of the merger, each outstanding share of Click Commerce common stock will by virtue of the merger, be cancelled and converted into the right to receive $22.75 per share in cash, or any higher price per share paid pursuant to the offer, without interest thereon. The merger agreement is more fully described in Section 11 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.”
Conditions to Effect the Merger. The merger agreement provides that the respective obligations of each party to effect the merger are subject to the satisfaction or waiver of the following conditions: (i) if required, Click Commerce shall have obtained stockholder approval; (ii) no temporary restraining order, preliminary or permanent injunction or other order or other legal restraint or prohibition preventing or imposing any conditions or limitations on the consummation of any of the transactions shall be in effect; (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been terminated or shall have expired and any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the merger, shall have been obtained or made; and (iv) Sub shall have accepted shares of Click Commerce common stock for payment pursuant to the offer, provided that this condition shall not be applicable if, in breach of the merger agreement or the terms of the offer, Sub fails to purchase shares of Click Commerce common stock validly tendered and not withdrawn.
Effect of Termination; Fees and Expenses. Click Commerce would be required to pay Illinois Tool Works a $10,000,000 termination fee under certain circumstances if the merger agreement is terminated in accordance with its terms. See Section 11 of this Offer to Purchase ¯ “The Merger Agreement; Other Arrangements.””
The subheading entitled “Return of Tendered Shares” on page 4 of the Offer to Purchase is hereby amended and restated as follows:

“We will accept for payment, purchase and pay for all shares which have been validly tendered and not properly withdrawn promptly following expiration of the offer when all conditions to the offer have been satisfied or waived by us. If any of the shares you tender are not accepted for purchase for any reason, certificates representing such shares will be promptly returned to you or to the person you specify in your tendering document following the termination or expiration of the offer. See Section 2 of this offer to purchase — “Acceptance of Payment and Payment for Shares.””
The Tender Offer.
The following sentence is hereby inserted immediately after the third sentence of the third paragraph under the subheading “Extension of the Offer” on page 7 of the Offer to Purchase:
“Pursuant to Rule 14d-7 under the Exchange Act, withdrawal rights will not be available for Shares tendered during any such subsequent offering period.”
The sixth paragraph under the subheading “Acceptance for Payment and Payment for Shares” on page 9 of the Offer to Purchase is hereby amended and restated as follows:
“If Sub does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.”
The Merger Agreement.
The final sentence of the third paragraph under the subheading “The Merger Agreement” on page 18 of the Offer to Purchase is hereby amended and restated as follows:
“On the terms and subject to the conditions of the Offer and the Merger Agreement, Sub shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer and, during any extension of the Offer pursuant to a subsequent offering period, promptly after such Shares are validly tendered.”
Conditions of the Offer.
The following paragraph is hereby inserted immediately prior to the final paragraph under the heading “Conditions of the Offer” on page 29 of the Offer to Purchase:
“As used in the foregoing, the term ‘Company Material Effect’ means a material adverse effect on the business, assets and liabilities (taken together), results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, or a material adverse effect on the ability of the Company to perform its obligations under the Merger Agreement or on the ability of the Company to consummate the Offer, the Merger and the other Transactions, other than effects relating to (A) changes, effects, events, occurrences or circumstances that generally affect the software industry, and that do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, (B) general economic, financial or securities market conditions in the United States or elsewhere, (C) the announcement or consummation of the Transaction Agreements or the Transactions, (D) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world or any government or other response or reaction to any of the foregoing, or (E) the taking of any action by Parent or Sub or any action taken by the Company or any Company Subsidiary approved or consented to by Parent or Sub. As used in the foregoing, the term ‘Parent Material Effect’ means a material adverse effect on the ability of Parent or Sub to perform its obligations under this Agreement or on the ability of Parent or Sub to consummate the

Offer, the Merger and the other Transactions.”
The three full lines following subparagraph (i) on page 29 in Section 15 of the Offer to Purchase are hereby amended and restated as follows:
“which, in the reasonable judgment of Sub or Parent, in any such case, and regardless of the circumstances giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment or payment.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLINOIS TOOL WORKS INC.
/s/ James H. Wooten, Jr.
By: James H. Wooten, Jr.
Title:	Vice President, General Counsel and Corporate Secretary

ITW LEAP CORP.
/s/ James H. Wooten, Jr.
By: James H. Wooten, Jr.
Title:	Vice President and Secretary

Dated: October 3, 2006